Exhibit (a)(5)(C)
News Release

STIEFEL LABORATORIES, INC. COMMENCES TENDER OFFER TO
ACQUIRE BARRIER THERAPEUTICS, INC.
Coral Gables, Fla. — July 8, 2008 — Stiefel Laboratories, Inc. (“Stiefel Laboratories”), the world’s largest independent pharmaceutical company specializing in dermatology, announced today that Bengal Acquisition Inc., a wholly-owned subsidiary of Stiefel Laboratories, has commenced a cash tender offer to purchase all outstanding shares of common stock, par value $0.0001 per share, of Barrier Therapeutics, Inc. (“Barrier Therapeutics”) (NASDAQ: BTRX), at a price of $4.15 per share, net to the seller in cash, without interest thereon, subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and such time as the initial acceptance for payment of any validly tendered and not properly withdrawn shares pursuant to the offer and (ii) any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in the offer to purchase and in the related letter of transmittal. The tender offer is being made pursuant to a previously announced definitive merger agreement, dated as of June 23, 2008, by and among Barrier Therapeutics, Stiefel Laboratories and Bengal Acquisition Inc.
The offer is not subject to any financing condition. The offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the expiration of the offer that number of shares of common stock of Barrier Therapeutics which represents at least a majority of the total number of all outstanding securities entitled generally to vote in the election of directors of Barrier Therapeutics on a fully diluted basis, after giving effect to the exercise or conversion of all vested options, rights and securities exercisable or convertible into such voting securities and (b) the waiting period applicable to the consummation of the offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated. The offer is also subject to certain other customary conditions.
The board of directors of Barrier Therapeutics duly (i) determined that it is in the best interests of Barrier Therapeutics and its stockholders, and declared it advisable, to enter into the merger agreement, (ii) approved the execution, delivery and performance of the merger agreement, including the offer, and (iii) resolved to recommend that the stockholders of Barrier Therapeutics accept the offer and tender their shares pursuant to the offer.

The offer will expire at 12:00 midnight, New York City time, on August 4, 2008, or any later time to which, subject to the terms of the merger agreement, the period of time during which the offer is open is extended.
Stiefel Laboratories has filed today with the SEC a tender offer statement on Schedule TO setting forth in detail the terms of the tender offer. Barrier Therapeutics has filed today with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the board of directors of Barrier Therapeutics that the stockholders of Barrier Therapeutics, among other things, accept the offer and tender their shares pursuant to the offer. Questions and request for assistance may be directed to the Information Agent for the offer, Mellon Investor Services LLC, at (201) 680-5235 or (877) 892-8805 (toll-free).
About Stiefel Laboratories, Inc.
Founded in 1847, Stiefel Laboratories (a privately held company) is the world’s largest independent pharmaceutical company specializing in dermatology. The company manufactures and markets a variety of prescription and non-prescription dermatological products. Some of the newest and best-known brands include Duac® Topical Gel (clindamycin, 1% — benzoyl peroxide, 5%) available in the Duac® Care System (CS); Evoclin® (clindamycin phosphate) Foam, 1%; Luxiq® (betamethasone valerate) Foam, 0.12%; MimyX® Cream; Olux® (clobetasol propionate) Foam, 0.05% and Olux-E® (clobetasol propionate) Foam, 0.05% also available in the Olux® / Olux-E® COMPLETE PACK; Soriatane® (acitretin) Capsules available in the Soriatane® CK CONVENIENCE KIT; Verdeso® (desonide) Foam, 0.05%; Brevoxyl®-4 Creamy Wash (benzoyl peroxide 4%) and Brevoxyl®-8 Creamy Wash (benzoyl peroxide 8%) packaged in the Brevoxyl® Acne Wash Kit; Extina® (ketoconazole) Foam, 2%; Oilatum® Cleansing Bar; Physiogel® Cream; Stieprox® (ciclopirox olamine) Shampoo; REVALÉSKIN™ Skin Care Products; and Sarna® Lotion. Its wholly-owned global network is comprised of more than 30 subsidiaries, manufacturing plants in six countries, research and development facilities on four continents, and products marketed in more than 100 countries around the world.
Stiefel Laboratories supplements its R&D efforts by seeking strategic partnerships and acquisitions around the world. To learn more about Stiefel Laboratories, Inc. visit www.stiefel.com.
About Barrier Therapeutics
Barrier Therapeutics is a pharmaceutical company focused on the development and commercialization of products in the field of dermatology. Barrier Therapeutics currently markets three pharmaceutical products in the United States: Xolegel® (ketoconazole, USP) Gel, 2%, for seborrheic dermatitis; Vusion® (0.25% miconazole nitrate, 15% zinc oxide, 81.35% white petrolatum) Ointment, for diaper dermatitis complicated by documented candidiasis; and Solagé® (mequinol 2.0%, tretinoin 0.01%) Topical Solution, for solar lentigines. Barrier Therapeutics has other product candidates in various stages of clinical development for the treatment of a range of dermatological conditions, including onychomycosis, psoriasis, acne, skin allergies, and acute fungal infections. The company is headquartered in Princeton, New

Jersey and has a wholly-owned subsidiary in Geel, Belgium. More information about Barrier Therapeutics can be found on its corporate website at: www.barriertherapeutics.com .
Xolegel, Vusion and Solagé are trademarks of Barrier Therapeutics.
Important Information About the Tender Offer
This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Barrier Therapeutics. Stiefel Laboratories and Bengal Acquisition Inc. have filed with the SEC a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the offer, and Barrier Therapeutics has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. These documents contain important information about the tender offer and the proposed merger. Stockholders of Barrier Therapeutics are urged to read them carefully. Stockholders can obtain these documents free of charge from the SEC’s website at www.sec.gov or by contacting the Information Agent for the offer, Mellon Investor Services LLC, at (201) 680-5235 or (877) 892-8805 (toll free).